UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of (i) Rail Vision Ltd.’s (the “Company”) press release issued on August 26, 2026, titled “Rail Vision Delivers Strong Commercial Momentum in First Half of 2026 with Revenue Exceeding $1 Million,” which is attached hereto as Exhibit 99.1; (ii) the Company’s Interim Condensed Financial Statements as of June 30, 2026, which is attached hereto as Exhibit 99.2; and (iii) the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2026, which is attached hereto as Exhibit 99.3.

In addition, on August 26, 2026, the Company posted to its website an updated corporate presentation. A copy of the corporate presentation is being furnished and incorporated herein as Exhibit 99.4.

The furnishing of the corporate presentation is not an admission as to the materiality of any information therein. The information contained in the corporate presentation is summary information that is intended to be considered in the context of more complete information included in the Company’s filings with the U.S. Securities and Exchange Commission. and other public announcements that the Company has made and may make from time to time by press release or otherwise. All information contained in the corporate presentation is subject to the disclaimer regarding forward-looking statements at the beginning of the presentation.

The first paragraph, the sections titled “First Half 2026 & Recent Highlights,” “Forward-Looking Statements,” “First Half 2026 Financial Results,” the GAAP financial statements and the Reconciliation of GAAP to Non-GAAP Financial Measures table in the press release attached as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, are incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-271068, 333-272933, 333-277963 and 333-278645) and Form S-8 (File Nos. 333-265968, 333-281329 and 333-286652), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Rail Vision Ltd. on August 26, 2026, titled “Rail Vision Delivers Strong Commercial Momentum in First Half of 2026 with Revenue Exceeding $1 Million.”
99.2	Rail Vision Ltd.’s Interim Condensed Financial Statements as of June 30, 2026.
99.3	Rail Vision Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2026.
99.4	Rail Vision Ltd., Corporate Presentation
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104*	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: August 26, 2026	By:	/s/ Ofer Naveh
	Name:	Ofer Naveh
	Title:	Chief Financial Officer

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